NEWS

Sequans Communications Announces
Third Quarter 2021 Financial Results
PARIS - November 2, 2021 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Summary Results Table:

(in US$ millions, except share and per share data)	Q3 2021	Q2 2021	Q3 2020
Revenue	$11.9	$12.9	$14.1
Gross profit	5.8	7.3	5.9
Gross margin (%)	49.2%	56.6%	42.0%
Operating loss	(5.1)	(3.4)	(5.9)
Net Profit (Loss)	0.2	(1.3)	(9.0)
Diluted earnings per ADS	$0.01	($0.04)	($0.30)
Non-IFRS diluted earnings per ADS (1)	($0.14)	($0.15)	($0.28)
Weighted average number of diluted ADS	37,382,595	37,118,845	30,275,352
(1) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3
“The increasing momentum we are experiencing in our Massive IoT and CBRS Broadband categories is a testament to Sequans’ strategy to deliver industry-leading 5G/4G chips and modules optimized for a multitude of IoT applications," said Georges Karam, CEO of Sequans. "Year-to-date, our revenue grew by 6%, despite the termination of Jetpack portable router sales in 2021. Third quarter revenue grew by 106% year-over-year, mainly driven by Massive IoT increasing 118% and CBRS Broadband rising 135% when adjusted to exclude last year’s Jetpack contribution(1). This strong performance was limited by supply chain constraints, limiting our ability to meet the robust demand for our chips and modules. Our MCU and channel partners, with their powerful brands and extensive global reach, are also contributing to our growth, and we anticipate growth from these channels to accelerate next year.

“In the third quarter, the portion of our pipeline secured by design wins increased to almost $300 million, which represents nearly 50% of the pipeline,” continued Mr. Karam. “Promising opportunities primarily in Massive IoT, but also in our Broadband IoT category, are driving our pipeline growth. This quarter we secured new design-in awards in metering, medical, asset tracking, and industrial applications and achieved excellent progress on existing design wins advancing to mass production in 2022.

Mr. Karam concluded, “Sequans believes the investment in 5G is strategic for the long term given the unique opportunity it presents for our game-changing IoT technology. However, we recognize that rather than receiving credit for the long-term value being created by our 5G strategy, the cash burden related to this investment is negatively impacting the Company’s valuation. The company is actively exploring options to finance Sequans’ 5G investment to minimize its cash burden, with the goal of upholding our leadership in the Massive IoT and maximizing value for shareholders over the long run”.

Q4 2021 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic and supply chain constraints. This statement is forward-looking and actual results may differ materially.

Taking into consideration current customer demand and the ongoing impact of supply chain constraints on the Company’s ability to ship orders, management is targeting 15% sequential revenue growth for the quarter ending December 31, 2021.
_________________

(1) Revenues from the Verizon Jetpack were $8.4 million in the third quarter of 2020. There were no revenues from the Verizon Jetpack in the third quarter of 2021

Sequans reports third quarter 2021 financial results

Third Quarter 2021 Financial and Operational Results Summary

Revenue for the third quarter was $11.9 million, a decrease of 7.5% compared to the second quarter of 2021 and a decrease of 15.8% compared to the third quarter of 2020. The decrease from the second quarter was primarily due to expected lower services revenue based on the advancement of the various projects, partially offset by increases in product revenue for both Massive IoT and Broadband IoT.

Gross profit for the third quarter of 2021 was $5.8 million, a $1.4 million decrease from the second quarter and a modest decrease from the prior year third quarter. Gross margin for the third quarter of 2021 was 49.2% compared to 56.6% in the second quarter of 2021 and 42.0% in the third quarter of 2020. The sequential decrease in gross margin was primarily due to the revenue mix with a shift towards more product revenue in the quarter.
Operating loss was $5.1 million compared to $3.4 million in the second quarter of 2021 and $5.9 million in the third quarter of 2020. The sequential increase in operating loss was primarily due to a lower gross margin on lower revenues and lower operating expenses in the second quarter of 2021 due to a one-time net reduction in R&D expense of approximately $1.2 million as a result of an R&D grant recognized in the second quarter.

Net profit was $0.2 million, or $0.01 per diluted ADS, compared to net losses of $1.3 million, or ($0.04) per ADS, in the second quarter of 2021 and $9.0 million, or ($0.30) per ADS, in the third quarter of 2020. Net profit in the third quarter of 2021 includes a $7.7 million benefit from the change in fair value of convertible debt derivative and $409,000 foreign exchange gain primarily related to the revaluation of euro liabilities during the quarter.

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of debt reimbursement, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $5.3 million, or ($0.14) per ADS, compared to $5.6 million, or ($0.15) per ADS in the second quarter of 2021, and $8.4 million, or ($0.28) per ADS, in the third quarter of 2020.

Cash: Cash, cash equivalents, and short-term deposits at September 30, 2021 totaled $15.2 million compared to $18.5 million at December 31, 2020.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2021 today, November 2, 2021 at 8:00 a.m. ET /13:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13723445. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until November 16, 2021 by dialing toll free 844-512-2921 or +1 412-317-6671 from outside the U.S., using the following access code:13723445.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, including financing alternatives for our 5G business, expectations for Massive IoT sales, the impact of the Covid-19 on our supply chain and on customer demand, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2020, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of

Sequans reports third quarter 2021 financial results

natural disasters on our sourcing operations and supply chain, (xii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiii) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2021	June 30, 2021	Sept 30, 2020

Revenue :
Product revenue	$7,545	$7,393	$11,580
Other revenue	4,346	5,464	2,542
Total revenue	11,891	12,857	14,122
Cost of revenue
Cost of product revenue	5,681	5,133	7,668
Cost of other revenue	362	449	527
Total cost of revenue	6,043	5,582	8,195
Gross profit	5,848	7,275	5,927
Operating expenses :
Research and development	6,634	5,848	7,984
Sales and marketing	2,116	2,297	1,774
General and administrative	2,181	2,507	2,076

Total operating expenses	10,931	10,652	11,834
Operating loss	(5,083)	(3,377)	(5,907)
Financial income (expense):
Interest income (expense), net	(2,685)	(3,411)	(3,623)
Change in fair value of convertible debt derivative	7,706	1,408	1,522
Impact of debt reimbursement	—	5,177	—
Foreign exchange gain (loss)	409	(964)	(885)
Loss before income taxes	347	(1,167)	(8,893)
Income tax expense (benefit)	155	150	98
Profit (Loss)	$192	$(1,317)	$(8,991)
Attributable to :
Shareholders of the parent	192	(1,317)	(8,991)
Minority interests	—	—	—
Basic loss per ADS	$0.01	($0.04)	($0.30)
Diluted loss per ADS	$0.01	($0.04)	($0.30)
Weighted average number of ADS used for computing:
— Basic	37,382,595	37,118,845	30,275,352
— Diluted	37,382,595	37,118,845	30,275,352

Sequans reports third quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2021	2020

Revenue :
Product revenue	$23,486	$25,855
Other revenue	13,583	9,270
Total revenue	37,069	35,125
Cost of revenue
Cost of product revenue	16,505	17,449
Cost of other revenue	1,263	1,340
Total cost of revenue	17,768	18,789
Gross profit	19,301	16,336
Operating expenses :
Research and development	19,736	22,917
Sales and marketing	6,707	5,909
General and administrative	7,148	6,763

Total operating expenses	33,591	35,589
Operating loss	(14,290)	(19,253)
Financial income (expense):
Interest income (expense), net	(8,807)	(10,831)
Change in fair value of convertible debt derivative	5,024	(13,240)
Impact of debt reimbursement	5,177	1,399
Foreign exchange gain (loss)	803	(715)
Loss before income taxes	(12,093)	(42,640)
Income tax expense (benefit)	452	575
Profit (Loss)	$(12,545)	$(43,215)
Attributable to :
Shareholders of the parent	(12,545)	(43,215)
Minority interests	—	—
Basic loss per ADS	($0.34)	($1.59)
Diluted loss per ADS	($0.34)	($1.59)
Weighted average number of ADS used for computing:
— Basic	36,396,026	27,120,905
— Diluted	36,396,026	27,120,905

Sequans reports third quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	$8,022	$9,187
Intangible assets	35,256	25,312
Deposits and other receivables	2,369	588
Other non-current financial assets	365	386
Total non-current assets	46,012	35,473
Current assets
Inventories	5,883	6,225
Trade receivables	7,740	17,277
Contract assets	1,089	371
Prepaid expenses	2,891	962
Other receivables	8,018	3,264
Research tax credit receivable	4,557	5,110
Short-term deposits	8,000	10,900
Cash and cash equivalents	7,232	7,574
Total current assets	45,410	51,683
Total assets	$91,422	$87,156
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 149,874,258 shares authorized, issued and outstanding at September 30, 2021 (133,934,090 shares at December 31, 2020)	$3,653	$3,269
Share premium	298,415	276,560
Other capital reserves	55,336	46,677
Accumulated deficit	(375,754)	(363,209)
Other components of equity	(504)	(423)
Total equity	(18,854)	(37,126)
Non-current liabilities
Government grant advances, loans and other liabilities	9,905	11,203
Venture debt	—	2,172
Convertible debt	34,608	26,074
Convertible debt embedded derivative	8,904	12,395
Lease liabilities	3,798	4,762
Trade payables	942	851
Provisions	2,433	1,874
Deferred tax liabilities	19	19
Contract liabilities	192	2,397
Total non-current liabilities	60,801	61,747
Current liabilities
Trade payables	13,855	15,701
Interest-bearing receivables financing	9,415	14,228
Venture debt	—	6,104
Lease liabilities	1,216	1,014
Government grant advances and loans	7,112	3,867
Contract liabilities	7,728	13,145
Other current liabilities and provisions	10,149	8,476
Total current liabilities	49,475	62,535
Total equity and liabilities	$91,422	$87,156

Sequans reports third quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2021	2020
Operating activities
Loss before income taxes	$(12,093)	$(42,640)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,733	2,845
Amortization and impairment of intangible assets	5,417	4,314
Share-based payment expense	3,273	1,813
Increase in provisions	463	(55)
Interest expense, net	8,807	10,831
Change in the fair value of convertible debt embedded derivative	(5,024)	13,240
Impact of debt reimbursement	(5,177)	—
Convertible debt amendment	—	(1,399)
Foreign exchange loss (gain)	(743)	1,200
Loss (Gain) on disposal of property, plant and equipment	7	—
Bad debt expense	—	63
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	5,973	(7,670)
Decrease in inventories	342	863
Decrease (Increase) in research tax credit receivable	(2,700)	716
Increase in trade payables and other liabilities	5,324	5,762
Decrease in contract liabilities	(9,506)	(7,564)
Increase (Decrease) in government grant advances (1)	(574)	12
Income tax paid	(542)	(269)
Net cash flow provided by (used in) operating activities	(4,020)	(17,938)
Investing activities
Purchase of intangible assets and property, plant and equipment	(8,511)	(5,073)
Capitalized development expenditures	(14,926)	(4,776)
Purchase of financial assets	(1,760)	(62)
Decrease of short-term deposit	2,900	(14,900)
Interest received	36	21
Net cash flow used in investments activities	(22,261)	(24,790)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	99	32
Public equity offering proceeds, net of transaction costs paid	9,881	27,496
Proceeds (Repayment of) from interest-bearing receivables financing	(128)	10,381
Proceeds from convertible debt, net of transaction cost	39,647	2,050
Proceeds from government loans, net of transaction cost	—	5,392
Proceeds from interest-bearing research project financing	—	405
Payment of lease liabilities	(810)	(894)
Repayment of convertible debt	(8,750)	—
Repayment of government loans	(356)	(118)
Repayment of venture debt	(8,042)	(3,775)
Repayment of interest-bearing research project financing	(804)	(177)
Interest paid	(4,800)	(1,777)
Net cash flows from financing activities	25,937	39,015
Net increase (decrease) in cash and cash equivalents	(344)	(3,713)
Net foreign exchange difference	2	—
Cash and cash equivalents at January 1	7,574	14,098
Cash and cash equivalents at end of the period	7,232	10,385
(1) Including $1.4 million related to the forgiveness of a debt in April 2021

Sequans reports third quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2021	June 30, 2021	Sept 30, 2020
Net IFRS loss as reported	$192	$(1,317)	$(8,991)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,022	1,092	521
Non-cash change in the fair value of convertible debt embedded derivative	(7,706)	(1,408)	(1,522)
Non-cash interest on convertible debt and other financing (2)	1,193	1,187	1,608
Impact of debt reimbursement	—	(5,177)	—
Non-IFRS loss adjusted	$(5,299)	$(5,623)	$(8,384)
IFRS basic loss per ADS as reported	$0.01	($0.04)	($0.30)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.21)	($0.03)	($0.05)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.05
Impact of debt reimbursement	$0.00	($0.14)	$0.00
Non-IFRS basic loss per ADS	($0.14)	($0.15)	($0.28)
IFRS diluted loss per ADS	$0.01	($0.04)	($0.30)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.21)	($0.03)	($0.05)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.05
Impact of debt reimbursement	$0.00	($0.14)	$0.00
Non-IFRS diluted loss per ADS	($0.14)	($0.15)	($0.28)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$14	$14	$4
Research and development	487	513	209
Sales and marketing	200	206	105
General and administrative	321	359	203
(2) Related to the difference between contractual and effective interest rates

Sequans reports third quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2021	2020
Net IFRS loss as reported	$(12,545)	$(43,215)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	3,274	1,813
Non-cash change in the fair value of convertible debt embedded derivative	(5,024)	13,240
Non-cash interest on convertible debt and other financing (2)	3,465	4,507
Non-cash impact of deferred tax income (loss)	—	398
Impact of debt reimbursement	(5,177)	—
Non-cash impact of convertible debt amendment	—	(1,399)
Non-IFRS loss adjusted	$(16,007)	$(24,656)
IFRS basic loss per ADS as reported	($0.34)	($1.59)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.09	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	($0.15)	$0.49
Non-cash interest on convertible debt and other financing (2)	$0.10	$0.17
Non-cash impact of deferred tax income (loss)	$0.00	$0.01
Impact of debt reimbursement	($0.14)	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.05)
Non-IFRS basic loss per ADS	($0.44)	($0.91)
IFRS diluted loss per ADS	($0.34)	($1.59)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.09	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	($0.15)	$0.49
Non-cash interest on convertible debt and other financing (2)	$0.10	$0.17
Non-cash impact of deferred tax income (loss)	$0.00	$0.01
Impact of debt reimbursement	($0.14)	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.05)
Non-IFRS basic loss per ADS	($0.44)	($0.91)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$44	$13
Research and development	1,554	748
Sales and marketing	623	339
General and administrative	1,053	713
(2) Related to the difference between contractual and effective interest rates